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                                                           J.C. BRADFORD & CO.

                                                      Investment Banking Group

                                                                March 14, 1997

Board of Directors
Communications Central Inc.
1150 Northmeadow Parkway
Suite 118
Roswell, Georgia 30076

Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "CCIX Common Stockholders") of the outstanding common stock, par value $.01 per share (the "CCIX Common Stock"), of Communications Central Inc. ("CCIX" or the "Company") of the consideration to be received by the CCIX Common Stockholders (and the holders of associated rights to purchase such stock) pursuant to the Agreement and Plan of Merger, dated as of March 14, 1997 (the "Merger Agreement"), by and between the Company and PhoneTel Technologies, Inc. ("PhoneTel").

   The Merger Agreement provides for, among other things, a cash tender offer by PhoneTel of $12.85 per share for each outstanding share of CCIX Common Stock (the "Offer") and, if the requisite number of shares are tendered in the Offer as more completely set forth in the Merger Agreement, the subsequent merger of the Company with a wholly-owned subsidiary of PhoneTel (the "Merger"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. The Offer, the Merger and all of the other transactions contemplated by the Merger Agreement are referred to collectively as the "Transaction." Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

   J. C. Bradford & Co. LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. We have been engaged by the Board of Directors of the Company to render this opinion in connection with the Transaction and will receive a fee from the Company for our services which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we have actively traded in the Common Stock of the Company for our account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in the Common Stock.

   In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Merger Agreement, dated as of
March 14, 1997; (ii) a letter, dated as of March 14, 1997, from CIBC Wood Gundy Securities Corp. ("Wood Gundy"), to PhoneTel, regarding Wood Gundy's ability to arrange financing for PhoneTel with regard to the Transaction;
(iii) the historical and current financial position and results of operations of the Company and PhoneTel as set forth in their respective periodic reports and proxy materials filed with the Securities and Exchange Commission; (iv) certain internal operating data and financial analyses and forecasts of the Company for the fiscal years beginning July 1, 1996 and ending June 30, 2001, prepared for the Company by its senior management; (v) certain financial and securities trading data of certain other companies, the securities of which are publicly traded, that we believed to be comparable to the Company and PhoneTel or relevant to the Transaction; (vi) the financial terms of certain other transactions that we believed to be relevant; (vii) reported price and trading activity for the CCIX Common Stock and the PhoneTel Common Stock; and
(viii) such other financial studies, analyses, and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company.
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   We have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industries in which the Company and PhoneTel operate generally. Our opinion is necessarily based upon the information made available to us and conditions as they exist and can be evaluated as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

   We have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses, and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. We were not asked to consider and our opinion does not address the relative merits of the Offer and the Merger as compared to any other business combination transactions in which the Company might engage. We note that the Offer is expressly contingent upon the receipt by PhoneTel of financing sufficient in amount to enable it and its wholly owned subsidiary to consummate the Offer and the Merger, to refinance certain indebtedness for borrowed money of the Company and to pay related fees and expenses. We express no opinion as to the likelihood that PhoneTel can secure such financing, and we have evaluated the fairness of the Offer without regard to such contingency. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries or affiliates and have not been furnished with any such evaluation or appraisal.

   The Company is entitled to reproduce this opinion, in whole but not in part, in its Offer materials and Proxy Statement as required by applicable law or appropriate; provided, that any excerpt from or reference to this opinion (including any summary thereof) in such documents must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any CCIX Common Stockholder to accept the Offer or to vote in favor of the Merger. We were engaged by the Board of Directors of the Company to render this opinion in connection with the Board's discharge of its fiduciary obligations. We have advised the Board of Directors that we do not believe that any person (including a stockholder of the Company) other than the Board of Directors has the legal right to rely upon this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction.

   Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they currently exist, the consideration to be paid to the CCIX Common Stockholders (and the holders of associated rights to purchase such stock) in the Transaction is fair from a financial point of view.
                                            Very truly yours,
                                            J.C. BRADFORD & CO. LLC